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                             [SYNOPSYS LETTERHEAD]



                                December 21, 1999


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, DC  20549

     RE: REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-68011)

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, Synopsys, Inc. (the "Company") respectfully requests that the Commission withdraw the Company's Registration Statement on Form S-3 (File No. 333-68011) which became effective on January 22, 1999 (the "Registration Statement"). The Registration Statement was filed in order to register shares of the Company's Common Stock issued to the former shareholders of Everest Design Automation Inc., which was acquired by the Company on November 20, 1998.

     The Company is requesting the withdrawal of the Registration Statement because, pursuant to the terms of the Registration Rights Agreement between the Company and such former shareholders, the Company's obligation to maintain the effectiveness of the Registration Statement under the Registration Rights Agreement expired on November 20, 1999.

                                    Sincerely,

                                    /s/ Steven K. Shevick
                                    --------------------------------------------
                                    Steven K. Shevick
                                    Vice President, Investor Relations and Legal